UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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07002552

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECD S.E.C.
MAR 1 2007

SEC FILE NUMBER
8- 28036

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Shields Capital Corporation (d/b/a Shields & Company)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph V. Shields, Jr. (212) 320-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Company LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph V. Shields, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shields Capital Corporation (d/b/a Shields & Company), as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chairman

Title

Christopher F. Meyer
Notary Public, State of New York
No. 01ME6149059
Qualified in Nassau County
Commission Expires July 3, 2010



Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Report.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

FINANCIAL CONDITION
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2006

WITH
INDEPENDENT AUDITORS' REPORT

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

YEAR ENDED DECEMBER 31, 2006

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENT	
Statement of Financial Condition	2
Notes to Financial Statement	3-8
SUPPLEMENTARY INFORMATION	
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9



ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants


1956 - 2006
50 Years
Growth
Vision
Solutions

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Shields Capital Corporation (d/b/a Shields & Company):

We have audited the accompanying statement of financial condition of Shields Capital Corporation (d/b/a Shields & Company) as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Shields Capital Corporation (d/b/a Shields & Company) as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement. The information contained in the accompanying Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Rosen Seymour Shapss Martin & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 22, 2007

757 THIRD AVENUE, NEW YORK, NY 10017-2049 ❖ TEL. (212) 303-1800 ❖ FAX (212) 755-5600 ❖ www.rssmcpa.com

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash	$ 63,852
Securities owned, marketable, at market value	577,412
Receivables from and deposits with broker-dealers	243,534
Receivable from affiliate	12,121
Furniture, equipment and leasehold improvements – at cost, net of accumulated depreciation	200,864
Deferred income taxes	143,400
Prepaid expenses and other assets	80,903
Total assets	$ 1,322,086

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 297,962
Payable to broker-dealer	408,525
Total liabilities	706,487
Commitments and contingent liabilities (Note 7)	
Stockholders' equity:	
Common stock, $.001 par value, 2,000,000 shares authorized, 1,085,000 shares issued, 1,077,093 shares outstanding	1,085
Additional paid-in capital	1,352,337
Retained earnings	(725,151)
	628,271
Less:	
Treasury stock, 7,907 shares common stock, at cost	(12,672)
Total stockholders' equity	615,599
Total liabilities and stockholders' equity	$ 1,322,086

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange. The Company's principal line of business is conducting securities transactions for its customers who are located throughout the United States. The Company clears its securities transactions on a fully disclosed basis with other broker-dealers and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, and is not responsible for compliance with Section 4(c) of Regulation T of the Federal Reserve System. There were no liabilities subordinated to the claims of creditors during the year ended December 31, 2006.

2. SIGNIFICANT ACCOUNTING POLICIES

Security Transactions

Security transactions are recorded by the Company on a trade date basis as if they had settled. Securities owned and securities sold, not yet purchased, are stated at quoted market value.

Trade receivables and payables for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are stated at cost and are being depreciated over three, five or seven years which approximates their useful lives, using straight-line and accelerated methods. Leasehold improvements are being amortized using the straight-line method over the term of the related office space lease, which is eleven years. Major expenditures for furniture and equipment and those which substantially increase their useful lives are capitalized; maintenance, repairs, and minor renewals are expensed as incurred.

Income Taxes

No federal income taxes have been provided because the stockholders elected to treat the Company as an "S" Corporation for income tax purposes as provided in the Internal Revenue Code and the applicable state statutes. Accordingly, the Company's income or loss and credits are passed through to the stockholders and combined with their other personal income and deductions to determine taxable income on their individual tax returns. However, some state and local taxing authorities do not recognize this election and the amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax assets or liabilities are recognized in the financial statements for the changes in temporary differences between years.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company invests its excess cash in deposits with major financial institutions, money market funds and securities issued by the U.S. and local governments and companies with strong credit ratings, and has established guidelines relative to diversification and maturities that maintain safety and liquidity. Financial instruments that subject the Company to risk of loss include (a) securities owned, (b) receivables and deposits with brokers and dealers; and (c) receivables from related entities and affiliates.

3. SECURITIES OWNED

Securities owned, and securities sold, not yet purchased, are stated at current market value and consist of the following types:

	Owned
Mutual funds	$ 79,299
Mortgage-backed securities	116,821
State and municipal obligations	381,292
	$ 577,412

The aggregate cost of securities was $564,071 at December 31, 2006.

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of furniture, equipment and leasehold improvements include the following:

	Life – Years	
Furniture and fixtures	5-7	$ 752,910
Equipment	5-7	513,496
Leasehold improvements	11	282,697
Computer software acquired	3	51,248
		1,600,351
Less accumulated depreciation/amortization		1,399,487
Net furniture, equipment and leasehold improvements		$ 200,864

5. EMPLOYEE BENEFIT PLANS

Employees' Savings and Investment Plan

The Company maintains a 401(k) deferred compensation plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code. The Company, at its discretion, may also make matching contributions. For the year ended December 31, 2006, the Company elected to contribute 50% of employee contributions up to 4% of their compensation through September 2006. Effective October 1, 2006, the Company elected to cease making employer matching contributions.

Profit-Sharing Plan

The Company also maintains a defined contribution profit-sharing plan which provides retirement benefits for all eligible employees. Eligibility is based on years of service to the Company. The Company's contribution to the plan is at the discretion of the Company's management, and is limited to the amount allowable under the Internal Revenue Code. The Company made no contribution to the plan for the year ended December 31, 2006.

6. INCOME TAXES

Temporary differences between tax and financial reporting bases at December 31, 2006 include the following items: (a) unrealized gains on marketable securities recognized for financial statement purposes, but not recognized for tax purposes; (b) amounts receivable from brokers and dealers recognized for financial statement purposes, but not recognized for tax purposes; (c) other assets and accrued expenses recognized for financial statement purposes, but not for tax purposes; and (d) recognizing the tax benefit of net operating loss for financial reporting purposes.

The Company has a net operating loss carryforward available for local income tax purposes of approximately $2,785,000 which is scheduled to expire at various dates between the years 2021 and 2026. The net operating loss is expected to be used prior to expiration; therefore, no valuation allowance has been established.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under several operating leases for office space and equipment which expire at various dates between June 30, 2006 and June 30, 2009. In January 1997 the Company entered into a noncancelable operating lease for office space. This lease commenced upon the completion of the landlord's renovations to the premises on December 15, 1997 and will expire on November 30, 2008. The lease requires annual payments of $472,890, with no rental payment in the first year. Rental payments commenced in the second year beginning December 15, 1998. The Company also rents additional space under an amendment to this lease which requires annual payments of $35,160.

Future minimum annual lease payments for all noncancelable leases for each of the remaining three years are as follows:

Year Ending December 31,	Minimum Lease Payment
2007	$ 630,053
2008	602,259
2009	27,649
	$ 1,259,961

Arbitration Proceedings and Litigation

In 2004 the Company was named the defendant in a state court proceeding in Hillsborough County, Florida. The case is currently in the discovery process. Management and its counsel maintain numerous defenses to this claim, which they intend to vigorously pursue, and expect they will prevail.

On August 3, 2006 the Company accepted an Offer of Settlement for the resolution of charges filed by the NASD's Department of Enforcement regarding a complaint outlined in a disciplinary proceeding filed on March 2, 2006. The Company resolved this matter by agreeing to pay a fine of $25,000, without admitting or denying the allegations of the complaint. The Company made an initial payment of $6,250 with the remainder payable in monthly installments of $880 including interest at an annual rate of 11.25% through May 2008. The balance payable of $14,424 at December 31, 2006 is included in accounts payable, accrued expense and other liabilities on the Statement of Financial Condition.

8. RELATED PARTY TRANSACTIONS

The Company shares office space with an affiliate related by common ownership. Allocation of expenses to this affiliate is based on management estimates. For the year ended December 31, 2006 expenses aggregating $255,380 were allocated to this affiliate, and at December 31, 2006 the receivable from this affiliate was $12,121 and is due on demand.

9. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that

equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $151,565 which was $51,565 in excess of its required net capital of $100,000. The Company's net capital ratio was 4.66 to 1.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's transactions are cleared by another broker-dealer in securities pursuant to a clearance agreement. Although the Company clears its transactions through another broker-dealer in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. The Company maintains its cash in bank deposit accounts which, at times may exceed federal insured limits. At December 31, 2006, substantially all of the securities owned and the amounts due from brokers reflected in the statement of financial condition are positions held at and amounts due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations.

SUPPLEMENTARY INFORMATION

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

NET CAPITAL		
Stockholders' equity		$ 615,599
Deductions:		
Nonallowable assets:		
Furniture, equipment and leasehold improvements, net	$ 200,864	
Receivable from affiliate	12,121	
Prepaid expenses and other assets	80,903	
Deferred income taxes, net	143,400	
		437,288
Other deductions and/or charges		500
Net capital before haircuts on securities positions		177,811
Haircuts on securities:		
Trading and investment securities:		
Exempted securities		14,351
Other securities		11,895
Net capital		$ 151,565
AGGREGATE INDEBTEDNESS		
Payable to broker-dealer		$ 408,525
Accounts payable, accrued expenses and other liabilities		297,962
Total aggregate indebtedness		$ 706,487
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 100,000
Net capital at 1,500 percent		$ 51,565
Excess net capital at 1,000 percent		$ 31,565
Ratio: aggregate indebtedness to net capital		4.66 to 1

See independent auditors' report.

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2006



ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP

Certified Public Accountants & Profitability Consultants


1956 - 2006
50
Years
Growth
Vision
Solutions

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors and Stockholders of
Shields Capital Corporation (d/b/a Shields & Company)

In planning and performing our audit of the financial statements of Shields Capital Corporation (d/b/a Shields & Company) (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in either of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally

757 THIRD AVENUE, NEW YORK, NY 10017-2049 ❖ TEL. (212) 303-1800 ❖ FAX (212) 755-5600 ❖ www.rssmcpa.com

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practice and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors and stockholders, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 22, 2007

END